UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Grupo Grana y Montero Consolidated Results Report 2014January 29, 2015

 The Group achieved Revenues of S/. 7,008.7 MMduring 2014, a 17.5% growth compared to 2013 Gross Profit amounted to S/. 951.3 MMin 2014, decreasing 5.3% compared to 2013 EBITDA was S/.915.2 MMin 2014, lower by 11.2% than the result obtained in 2013 Net Income registered a decrease of 6.5%, reaching S/. 299.6 MM Backlog amounted to US$ 3,765.4 MM as of 4Q2014, equivalent to 1.7x the annual revenues, and the recurrent businesses amounted to US$ 580.0 MM, reaching a total of US$ 4,345.5 MM Executive Summary CONSOLIDATED QUARTERLY CUMULATIVE REVENUES (S/. MM) Consolidated Results Report –2014 REVENUES BY SEGMENT as of 2014 EBITDA BY SEGMENT as of 2014 NET INCOME BY SEGMENT as of 2014

Consolidated Results Revenues. Consolidated revenues reached S/. 7,008.7 MM during 2014, an increase of 17.5% compared to 2013. In terms of Business Segments, revenues in the Engineering and Construction segment increased 23.6% in 2014, contributing with 68.5% of the Group’s revenues. The Infrastructure Segment increased in 29.9%, due mainly to an increase in the revenues of Norvial and GyM Ferrovías, while the Real Estate Area registered a decrease of 28.4% due to a reduction in the housing units delivered. Finally, the Technical Services Segment achieved a 3.3% revenue growth, in 2014. Gross Profit. Consolidated Gross Profit reduced from S/. 1,004.7 MM to S/. 951.3 MM, equivalent to a decrease of 5.3% and a Gross Margin of 13.6% in 2014. The decrease in Gross Margin is mainly explained by lower results in the Technical Services and Real Estate segments, as well as in the Engineering and Construction segment. Operating Income. Additionally to the Gross Profit variation, the Operating Income variation is explained by the higher general expenses, and a lower result in other operational expenses. Dividends perceived in 2014 belong to our minority participation in Transportadora de Gas del Peru (TgP). The “Participation in Associates” account registers the profit generated in projects where Vial y Vives and CAM have minority participation and are not consolidated. Exchange rate difference. During 2014, the Nuevo Sol depreciated against the US Dollar, from S/. 2.796 per dollar as of December 31, 2013, to S/. 2.989 per dollar as of December 31, 2014; while the Chilean Peso, experienced a devaluation from 524.6 to 606.75 Pesos per dollar. Nevertheless, the exchange rate difference has been lower compared to previous years due to the conversion of dollar-denominated debt to soles.

Consolidated Results Report – 2014 Net Income. Consolidated Net Income was S/. 299.6 MM in 2014, equivalent to a 6.5% reduction compared to 2013. EBITDA. Consolidated EBITDA was S/. 915.2 MM in 2014, which represents a decrease of 11.2% compared to 2013, explained by the operating results. EBITDA Margin in 2014 was 13.1%, lower than the one reported in 2013. A further detail of the results is described in the each of the business segments sections. Stable Cash Flows. Regarding stable long term cash flows, during 2014, 47.6% of the consolidated EBITDA is originated from Stable Cash Flows businesses. The EBITDA generated from these businesses allows us to cover the Interest Expenses and General Expenses of the company businesses that not generate cash flows in 1.3x times.

Consolidated Results Report – 2014 Consolidated Results Backlog. Consolidated Backlog (US$ 3,765.4 MM) and recurrent businesses (US$ 580.0 MM) reached a total amount of US$ 4,345.5 by the end of the year, similar amount to the reported at the end of 2013. From the total consolidated Backlog of 2014, US$ 1,842.1 MM will be executed during 2015, US$ 1,150.0 MM in 2016, and the remaining in 2017 and the following years. The recurrent businesses are the Oil and Gas segment and the Norvial toll road are businesses. For further detail of the backlog, please go to the appendix page. Consolidated Results Report –2014 For further detail of the backlog, please go to the appendix page. 3,935 3,988 3,865 3,596 3,765 394 396 446 443 580 1.94 1.83 1.71 1.58 1.70 0.00 0.50 1.00 1.50 2.00 2.50 - 1,000 2,000 3,000 4,000 5,000 4T'13 1T'14 2T'14 3T'14 4T'14 Backlog Recurrent Businesses Backlog/Revenues Ratio Capital Expenditures. Capital Expenditures (CAPEX) by the end of 2014 amounted to S/. 1,152.2 MM (US$ 385.5 MM). The CAPEX distribution per Business Segment is as follows: Engineering and Construction represents 42%, followed by Infrastructure (20%), by Real Estate (10%), and Technical Services (10%) . The difference corresponds to the acquisition of 51% of COGA (Tecgas) and the purchase of minority shares from GyM.

Indebtedness. Consolidated Financial Gross Debt amounted to S/. 1,748.4 MM (US$ 584.9MM) for 2014. The increase in debt compared to the closing of 2013, is explained by a short term facility provided by BBVA and BCP for Line One of the Lima Metro, which will be replaced with the coming bond issuance for the Lima Metro in February 2015; as well as to working capital in the Engineering & Construction Segment. Maturity of financial debt Financial Indicators Less than Between 1 Between 2 More than 1 year and 2 years and 5 years 5 years Other loans 1,297,131 80,077 42,220 - 1,419,428 Leasing 123,232 80,969 115,124 9,617 328,942 Total debt S/. 1,420,363 161,046 157,344 9,617 1,748,370 Total debt US$ 475,197 53,880 52,641 3,217 584,935 Total Gross Debt/Equity 0.5x Net Debt/ Equity 0.3x Gross Debt/EBITDA 1.9x Net Debt/EBITDA 1.0x In terms of tenor, 81.2% of the consolidated financial debt (S/. 1,420.4 MM), corresponds to short-term financial obligations and the remaining (S/. 328.0 MM) corresponds to long-term financial obligations. In terms of currency, 39.0% of the consolidated financial debt is denominated in Nuevos Soles and 54.3% in Dollars, while the balance is denominated in other currencies corresponding to our CAM subsidiaries. Consolidated leverage, measured through the Gross Financial Debt/Equity, reached 0.5x , while the Gross Financial Debt/EBITDA reached 1.9x in 2014. It’s worth mentioning that the total Available Cash is S/. 818.4 MM as of 2014

Grupo
Graña y
Montero
Consolidated Results Report –2014

Engineering and Construction

The Engineering & Construction Segment achieved a 23.6% revenue growth in 2014, compared to the amount reported in 2013, mainly due to higher revenues in electromechanical division of GyM and civil works division, as well as an increase in sales in mining services. Moreover, revenues from Vial y Vives-DSD, companies acquired in 2012 and 2013, which were merged during 2014, reflected also a significant increase.

Gross Profit reduced 4.4% in 2014 compared to 2013. Gross Margin decreased from 13.7% to 10.6%. This was because of lower margins in the civil works division, due to higher costs in two contracts.

Operational Income decreased 23.0% as a consequence of general expenses increase and a lower result in the Other Operational Income/Expense account. The result in this account, included in 2013 the reversion of liabilities related to the acquisition of Vial y Vives, and an extraordinary income from a project concluded in the previous years.

Financial Results (Thousands S/.)	2013	2014	Var %
Revenues	4,075,070	5,035,674	23.6%
GROSS PROFIT	**560,083**	**535,247**	**-4.4%**
General Expenses	(217,927)	(263,868)	
Other Operational Expenses	10,762	346	
Other Expenses	-	-	
Profit from sale of investment	-	-	
OPERATIONAL INCOME	**352,918**	**271,725**	**-23.0%**
Financial Expenses	**3,140**	**(16,383)**	
Dividends received	-	-	
Participation in Associates	41,971	48,242	
Exchange rate difference	(29,775)	(46,040)	
PRETAX INCOME	**368,254**	**257,544**	**-30.1%**
Taxes	(111,348)	(61,143)	-45.1%
Minority Interests	(44,965)	(29,533)	
NET INCOME	**211,941**	**166,868**	**-21.3%**
EBITDA	**546,047**	**464,202**	**-15.0%**

Financial Ratios	2013	2014
Gross Margin	13.7%	10.6%
Operating Margin	8.7%	5.4%
Net Margin	5.2%	3.3%
EBITDA Margin	13.4%	9.2%
Financial Debt	322,150	770,456
Financial Debt / EBITDA	0.6	1.7
ROE	33.4%	17.8%

Moreover, the Engineering and Construction segment registers the profit for the minority participation Vial y Vives-DSD holds in several of its projects, as well as the minority participation of GyM in Viva GyM in the line "Participation in Associates".


Revenues (Million of S/.)
as of 2014
171
+23.6%
174
3,904
GMI
GyM
2013
2014


Ebitda (Million of S/.)
as of 2014
24
-15.0%
20
522
444
GMI
GyM
2013
2014


Net Income (Million of S/.)
as of 2014
11
-21.3%
8
GMI
GYM
2013
2014

Net Income in 2014 was S/. 166.9 MM, which represents a Net Margin of 3.3%, lower compared to the same period in 2013.

EBITDA was S/. 464.2MM in 2014, lower by 15.0% compared to 2013, due to lower operational income.

Capital Expenditures. Capital expenditures (CAPEX) for 2014 amounted to S/. 485.0 MM (US$ 162.2 MM) , from which US$ 110.0 MM correspond to the acquisition of 70% of Morelco and the purchase of a 13.49% stake in Stracon GyM. The difference corresponds to the purchase of machinery for construction, and the purchase of mining equipment for the mining services contracts. Backlog. The Engineering and Construction segment reported a Backlog of US$ 2,835.5 MM as of 2014, amount that is equivalent to a 13.7% increase compared to the amount registered at the end of 3Q2014. During 2014, new contracts were awarded such as Ñuble Hydroelectric Plant for an amount of US$ 187.6 MM, as well as a contract for Kelar Thermoelectric Central for US$ 85 MM, both for for Vial y Vives-DSD in Chile. Also, a contract from Rio Alto for the Shahuindo Project was added for US$ 240 mm, as well as US$ 349 MM of Backlog from Morelco’s acquisition. The total Backlog will be executed as follows: US$ 1,456.3 MM in 2015, US$ 836.0 MM in 2016 and US$ 542.9 MM in the following years. Consolidated Results Report –2014 Backlog (Million of US$) as of 2014 Backlog by type of contract Cost plus Fee 36% EPC 5% Lump Sum 12% Unit Prices 48%

Grupo Graña y Montero
Consolidated Results Report –2014

Infrastructure

The Infrastructure Segment achieved revenues of S/. 884.8 million in 2014, higher by 29.9% compared to 2013. This was mainly due to the increase in revenues of Line 1 Metro de Lima due to the increase in trains in operation since July 2014, as well as to the registration of the work progress for the second stage of the Norvial toll road as revenues, and additionally due to a higher production in GMP.

In GyM Ferrovias, in July 2014 the second tranche of Line 1 Metro de Lima started operations, which in turn increased the number of trains in operation reaching its full capacity. This lead to a revenue increase from S/. 118.5 million in 2013 to S/.167.0 million in 2014.

GMP increased its revenues due to an increase in the level of daily barrels produced. In 2014, crude oil production was higher by 10% compared to 2013 (1,754 BPD in 2013 vs 1,595 BPD for 2014 in average), with an average price per basket of crude oils of US$ 97.1 in 2014 and US$ 106.25 in 2013. Moreover, the processing levels at the Pariñas Gas Plant increased from an average of 18.10 MMCF (million cubic feet) during 2013 to 27.34 MMCF in 2014.

Financial Results (Thousands S/.)	2013	2014	Var %
Revenues	680,988	884,766	29.9%
GROSS PROFIT	**186,799**	**245,568**	**31.5%**
General Expenses	(31,007)	(40,322)	
Other Operational Expenses	(3,130)	(4,377)	
Other Expenses	290	(116)	
Profit from sale of investment	-	-	
OPERATIONAL INCOME	**152,952**	**200,753**	**31.3%**
Financial Expenses	**(13,690)**	**(19,127)**	
Dividends received	-	-	
Participation in Associates	1,587	29	
Exchange rate difference	(30,958)	(6,377)	
PRETAX INCOME	**109,891**	**175,279**	**59.5%**
Taxes	(35,441)	(56,988)	60.8%
Minority Interests	(14,507)	(16,881)	
NET INCOME	**59,943**	**101,410**	**69.2%**
EBITDA	**244,322**	**307,824**	**26.0%**

Financial Ratios	2013	2014
Gross Margin	27.4%	27.8%
Operating Margin	22.5%	22.7%
Net Margin	8.8%	11.5%
EBITDA Margin	35.9%	34.8%
Financial Debt	181,837	670,794
Financial Debt / EBITDA	0.7	2.2
ROE	15.8%	21.8%


Revenues (Million of S/.)
as of 2014
+29.9%
119
45
11
90
92
321
167
29
9
140
178
350
GyM Ferrovías
La Chira
Canchaque
Survial
Norvial
GMP
2013
2014


Ebitda (Million of S/.)
as of 2014
+26.0%
39
6
3
5
60
133
65
3
2
14
62
161
GyM Ferrovías
La Chira
Canchaque
Survial
Norvial
GMP
2013
2014


Net Income (Million of S/.)
as of 2014
+69.2%
2
5
6
16
42
-10
9
1
2
10
21
58
GyM Ferrovías
La Chira
Canchaque
Survial
Norvial
GMP
2013
2014

Gross Profit increased 31.5% due to the higher amount of trains in operation, and on the other side due to the better results in the Gas Plant, and higher production of daily oil barrels. On the other hand, the accounting registry of advanced works in the construction of Norvial second stage impacted the segment's gross profit.

In 2014 financial expenses increased mainly due to the related expenses to the pre payment of the long term debt Norvial owed to IDB and IFC, and replaced with a short term bridge facility that will be repaid through a bond issuance that will finance the second stage of the concession.

Consolidated Results Report –2014 Net Income increased to S/. 101.4 million, a 69.2% significant growth during 2014, explained in detail above, together with a lower exchange rate difference due to the conversion of US denominated debt to soles. Net Margin increased from 8.8% to 11.5% in the same period. EBITDA in 2014 reached S/. 307.8 MM representing an EBITDA margin of 34.8%. Capital Expenditures. Capital expenditures (CAPEX) for 2014 amounted to a S/. 226.8 MM (US$ 75.9 MM) corresponding mainly to investments in GMP and road maintenance of Norvial toll road . Backlog (Million of US$) as of 2014 Backlog. The Infrastructure Area reported a Backlog of US$ 311.6 MM as of 2014, and a total of US$ 580.0 MM of recurrent businesses. The total Backlog of the Infrastructure Segment will be executed as follows: US$ 134.3 MM in 2015, US$ 84.2 MM in 2016 and US$ 93.2 MM in the following years. The main contracts obtained during 2014 as recurrent businesses were the operation of the Central Terminal and the awarding of the Blocks III and IV in Talara. 320 323 319 329 312 394 396 446 443 580- 200 400 600 800 1,000 4Q13 1Q14 2Q14 3Q14 4Q14 Backlog Recurrent Businesses

Grupo Graña y Montero
Consolidated Results Report –2014

Real Estate

Financial Results (Thousands S/.)	2013	2014	Var %
Revenues	313,731	224,560	-28.4%
GROSS PROFIT	**113,732**	**62,412**	**-45.1%**
General Expenses	(20,993)	(21,058)	
Other Operational Expenses	(727)	(846)	
Other Expenses	(1,023)	(6)	
Profit from sale of investment	3,197	-	
OPERATIONAL INCOME	**94,186**	**40,503**	**-57.0%**
Financial Expenses	**(4,264)**	**(8,904)**	
Dividends received	-	-	
Participation in Associates	64	12,178	
Exchange rate difference	(9,518)	(5,810)	
PRETAX INCOME	**80,468**	**37,967**	**-52.8%**
Taxes	(21,427)	(11,452)	-46.6%
Minority Interests	(39,887)	(16,988)	
NET INCOME	**19,154**	**9,527**	**-50.3%**
EBITDA	**135,176**	**73,013**	**-46.0%**

Financial Ratios	2013	2014
Gross Margin	36.3%	27.8%
Operating Margin	30.0%	18.0%
Net Margin	6.1%	4.2%
EBITDA Margin	43.1%	32.5%
Financial Debt	130,173	160,682
Financial Debt / EBITDA	1.4	2.2
ROE	13.6%	5.6%

Real Estate segment registered revenues of S/. 224.6 million in 2014, a 28.4% decrease compared to 2013 which is explained by the lower amount of units delivered in 2014 (831 units) compared to the delivered housing units in 2013 (1,757 units). Additionally, it is also explained by the fact that in 2013 a piece of land from Almonte was sold for US$ 5.8 MM.

Main projects under development are Parques del Callao, Parques de San Martin de Porres, Parques de Villa El Salvador II, Parques de Carabayllo II, Parque Comas, y Parques Naranjal. Moreover, a building in Pezet and other in Barranco are also under execution, while the offices under construction are Real Ocho, Real Dos, Rivera Navarrete and Panorama.
A total of 79% of the projects are been executed in Lima, whilst 21% of them are been executed in other provinces of Peru.

Gross Profit decrease during 2014 is explained by lower margins reported in the delivered housing units, considering that in 2013 there was a higher delivery of units of affordable housing projects, whose margins were higher, along with the margin for the sale of the piece of land of Almonte.

The Participation in Associates account includes the profit generated for the sale of a piece of land in the south of Lima, property of Prinsur, which is a company in which we hold a minority stake.


Revenues (Million of S/.)
as of 2014
-28.4%
314
225
2013
2014


Ebitda (Million of S/.)
as of 2014
-46.0%
135
73
2013
2014


Net Income (Million of S/.)
as of 2014
-50.3%
19
10
2013
2014


203
252
139
118
133
600
500
400
300
200
100
509
223
199
183
226
4Q13
1Q14
2Q14
3Q14
4Q14
Delivered Housing Units
Sold Housing Units

Net Income was S/. 9.5 MM in 2014, representing a decrease of 50.3% compared to last year, which is explained by the lower quantity of delivered units, as well as to an increase in financial expenses due to a working capital debt increase as a consequence of the deceleration of sales, and for the purchase of land for the development of future projects.

EBITDA was S/. 73.0 in 2014, which was lower in 46.0% compared to 3013 reaching an EBITDA Margin of 32.5% due to the factors described above.

Capital Expenditures. Capital Expenditures (CAPEX) in 2014 amounted to S/. 119.4 MM (US$ 40.0 MM), corresponding to the purchase of land for projects and to the investment for 35% of the offices project named “Panorama”. Consolidated Results Report –2014 Backlog. The Real Estate Segment reported a Backlog of US$ 81.3 MM as of 2014. The main projects included in the Backlog are: Parque Central, Los Parques de Piura, Los Parques de San Martin de Porres, Real 8 offices (San Isidro), El Sol de Barranco and Rivera Navarrete offices. The total Backlog of the Real Estate Segment will be executed as follows: US$ 33.8 MM in 2015, US$ 43.9 MM in 2016 and the rest in the remaining years. Backlog (Million of US$) as of 2014 66 89 84 101 81 – 20 40 60 80 100 120 4T13 1T14 2T14 3T14 4T14

Technical Services Revenues for the Technical Services Segment in 2014 were similar to the ones registered in 2013. While CAM increased sales by including contracts with Movistar as well as with other business operators of Coasin, which is an acquisition CAM made, this is offset by a reduction in Concar’s revenues due to the termination of a contract with the Regional Government of Cusco. Gross Profit decreased in 20.6%, is mainly explained by the impact generated because of the cancellation of one of the road maintenance contracts with the Regional Government. In addition, the Other Income / Expense account, includes the reversion of liabilities related to the acquisition of CAM. These reversions were higher in 2013 compared to the ones registered in 2014. For a further details please refer to the audited financial statements of 2013. The minority participation of CAM in projects that are not consolidated are reported in the line “Participation in Associates”. Net Income in 2014 was negative by S/. 5.4 million, affected by the negative results obtained in Concar, which were explained above, together with higher financial expenses. EBITDA in 2014 was S/. 63.3 MM, lower by 42.3% compared to the result from 2013. Financial Results (Thousands S/.) 2013 2014 Var % Revenues 1,169,115 1,208,168 3.3% GROSS PROFIT 179,175 142,180 -20.6% General Expenses (132,486) (125,264) Other Operational Expenses 24,669 10,711 Other Expenses – 42 Profit from sale of investment - (2,139) OPERATIONAL INCOME 71,358 25,530 -64.2% Financial Expenses (8,780) (16,027) Dividends received - - Participation in Associates 1,070 591 Exchange rate difference (7,073) (9,545) PRETAX INCOME 56,575 549 -99.0% Taxes (16,655) (5,744) -65.5% Minority Interests (5,624) (233) NET INCOME 34,296 (5,429) -115.8% EBITDA 109,647 63,306 -42.3% Financial Ratios 2013 2014 Gross Margin 15.3% 11.8% Operating Margin 6.1% 2.1% Net Margin 2.9% -0.4% EBITDA Margin 9.4% 5.2% Financial Debt 158,239 143,601 Financial Debt / EBITDA 1.4 2.3 ROE 27.0% -2.3%

Consolidated Results Report –2014 Capital Expenditures. Capital Expenditures (CAPEX) in 2014 amounted to S/. 120.9 MM (US$ 40.4 MM), which correspond to the electric services and information technology businesses. Backlog. The Technical Segment reported a Backlog of US$ 646.3 MM as of 2014. The main contracts awarded have been in the electric service business for a total amount of US$ 266.2 MM. Additionally, Concar’s backlog includes the new contract for the maintenance of the Pasco-TingoMaria road for US$ 41.2, as well as the elimination of the contract with the Regional Government of Cusco which was resolved in the first quarter of 2014. The total Backlog of the Technical Services Segment will be executed as follows: US$ 263.5 MM in 2015, US$ 217.6 MM in 2016 and the remaining in the following years. Backlog (Million of US$) as of 2014 Figures in Thousands of S/.

Grupo
Graña y Montero
Consolidated Results Report –2014

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Engineering & Construction		Infrastructure						Real Estate	Technical Services		
Financial Results (Thousands of S/.)	GYM	GMI	GMP	NORVIAL	SURVIAL	CANCH	GYM FERROVIAS	LA CHIRA	Viva GyM	GMD	CONCAR	CAM
Revenues	4,861,362	174,312	350,339	178,170	140,298	9,056	166,951	29,323	224,560	247,862	364,360	595,946
GROSS PROFIT	**493,013**	**42,234**	**124,455**	**55,036**	**16,834**	**4,853**	**42,109**	**2,307**	**62,412**	**46,462**	**8,169**	**87,549**
General Expenses	(239,049)	(24,819)	(17,256)	(3,729)	(2,703)	(1,413)	(14,714)	(317)	(21,058)	(28,379)	(31,216)	(65,669)
Other Operational Expenses	242	104	(4,544)	2	31	-	18	-	(852)	(2,320)	629	10,305
Profit from sale of investment	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL INCOME	**254,206**	**17,519**	**102,655**	**51,309**	**14,162**	**3,440**	**27,413**	**1,990**	**40,503**	**15,763**	**(22,418)**	**32,185**
Financial Expenses	(14,440)	(1,943)	(5,662)	(8,812)	(1,471)	(118)	(3,015)	(38)	(8,904)	(3,246)	(3,914)	(8,867)
Participation in Associates	48,242	-	29	-	-	-	-	-	12,178	-	-	591
Exchange rate difference	(43,696)	(2,344)	(5,782)	(499)	956	130	(1,503)	(2)	(5,810)	(1,231)	(947)	(7,367)
PRETAX INCOME	**244,312**	**13,232**	**91,240**	**41,998**	**13,647**	**3,452**	**22,895**	**1,951**	**37,967**	**11,286**	**(27,279)**	**16,542**
Taxes	(56,548)	(4,595)	(29,400)	(10,908)	(4,093)	(1,122)	(10,842)	(588)	(11,452)	(5,312)	762	(1,194)
Minority Interests	(28,618)	(915)	(3,606)	(10,260)	(1)	(1)	(3,013)	-	(16,988)	(648)	5,187	(4,772)
NET INCOME	**159,146**	**7,722**	**58,234**	**20,830**	**9,553**	**2,329**	**9,040**	**1,363**	**9,527**	**5,326**	**(21,330)**	**10,576**
Amortization	15,635	853	36,698	10,712	33	0	251	52	142	6,868	309	1,207
Depreciation	125,918	1,829	21,446	326	147	27	656	0	3,679	11,733	6,778	10,290
EBITDA	444,001	20,201	160,828	62,347	14,342	3,467	64,841	2,042	73,013	34,364	(15,331)	44,273

Appendix: Balance Sheet per Company

Figures in Thousands of S/.

	Engineering & Construction		Infrastructure						Real Estate	Technical Services		
Balance Sheet	GYM	GMI	GMP	NORVIAL	SURVIAL	CANCH	GYM FERROVIAS	LA CHIRA	Viva GyM	GMD	CONCAR	CAM
Cash and Cash Equivalents	282,721	2,646	54,085	5,500	41,933	4,540	51,522	8,407	54,268	94,200	6,027	34,452
Other Current Assets	2,340,038	62,837	62,931	592	53,165	2,657	121,513	18,532	706,547	101,813	181,306	199,665
Current Assets	**2,622,759**	**65,483**	**117,016**	**6,092**	**95,098**	**7,197**	**173,035**	**26,938**	**760,815**	**196,013**	**187,333**	**234,117**
Non Current Assets	**1,302,088**	**17,215**	**378,583**	**230,401**	**7,448**	**201**	**611,911**	**2,687**	**117,352**	**99,665**	**37,986**	**113,865**
Total Assets	**3,924,847**	**82,698**	**495,599**	**236,493**	**102,546**	**7,398**	**784,946**	**29,625**	**878,167**	**295,678**	**225,319**	**347,982**
Borrowings	608,710	15,782	69,577	89,615	6,287	-	404,915	-	144,314	18,553	18,446	43,532
Other Current Liabilities	1,961,173	41,375	60,266	19,519	61,354	1,404	293,543	13,348	122,263	90,256	138,742	125,179
Current Liabilities	**2,569,883**	**57,157**	**129,843**	**109,134**	**67,641**	**1,404**	**698,458**	**13,348**	**266,576**	**108,809**	**157,188**	**168,711**
Borrowings	145,964	0	99,767	633	0	0	0	0	16,368	23,603	2,949	36,518
Other Non Current Liabilities	130,548	0	11,637	0	0	495	6,977	325	122,512	49,636	31,277	68,877
Non Current Liabilities	**276,512**	**-**	**111,404**	**633**	**-**	**495**	**6,977**	**325**	**138,880**	**73,239**	**34,226**	**105,395**
Total Liabilities	**2,846,395**	**57,157**	**241,247**	**109,767**	**67,641**	**1,899**	**705,435**	**13,672**	**405,456**	**182,048**	**191,414**	**274,106**
Equity attributable to controlling interest in the Company	909,968	22,835	236,148	84,906	34,902	5,497	59,633	15,953	157,275	45,136	33,817	51,882
Non-controlling Interest	168,484	2,706	18,204	41,820	3	2	19,878	-	315,436	68,494	87	21,994
Total Equity	**1,078,452**	**25,541**	**254,352**	**126,726**	**34,905**	**5,499**	**79,511**	**15,953**	**472,711**	**113,630**	**33,905**	**73,876**
Total Liabilities and Equity	**3,924,847**	**82,698**	**495,599**	**236,493**	**102,546**	**7,398**	**784,946**	**29,625**	**878,167**	**295,678**	**225,319**	**347,982**

Grupo Graña y Montero
Consolidated Results Report –2014

Appendix: Backlog Report to December 2014

Figures in Thousands of S/.

Company	Initial Backlog	Executed Backlog	New Requests					Total Backlog	ANNUAL BACKLOG		
			TOTAL	IQ - 2014	IIQ - 2014	IIIQ - 2013	IVQ - 2014		2015	2016	2017+
GyM	1,504,204	959,369	430,551	118,473	212,077	25,992	74,009	975,386	665,366	181,867	128,154
Stracon GyM	1,255,979	439,670	395,663	104,112	50,432	1,520	239,598	1,211,972	377,168	420,012	414,792
Vial y Vives-DSD	219,806	227,379	262,482	-13,965	14,610	133,768	128,068	254,909	182,099	72,810	0
Morelco	0	0	349,091	0	0	0	349,091	349,091	187,751	161,340	0
GMI	63,965	58,318	38,309	7,932	12,311	10,134	7,932	43,956	43,956	0	0
ENGINEERING & CONSTRUCTION	**3,043,954**	**1,684,735**	**1,476,094**	**216,552**	**289,430**	**171,414**	**798,698**	**2,835,313**	**1,456,339**	**836,028**	**542,946**
SURVIAL	64,791	46,938	52,797	1,562	2,660	30,587	17,987	70,649	45,224	9,267	16,158
CANCHAQUE	12,653	3,030	6,129	836	713	3,999	580	15,752	10,338	2,707	2,707
LA CHIRA	27,216	9,810	-2,248	-552	377	-2,849	776	15,157	12,785	1,186	1,186
LINEA 1 METRO DE LIMA	215,513	55,855	50,428	22,124	12,697	15,672	-66	210,086	65,920	71,042	73,124
INFRASTRUCTURE	**320,173**	**115,633**	**107,105**	**23,971**	**16,446**	**47,410**	**19,278**	**311,645**	**134,267**	**84,202**	**93,175**
VIVA GYM	85,022	75,129	71,468	22,573	12,138	29,399	7,359	81,362	33,815	43,874	3,673
REAL ESTATE	**85,022**	**75,129**	**71,468**	**22,573**	**12,138**	**29,399**	**7,359**	**81,362**	**33,815**	**43,874**	**3,673**
GMD	73,424	82,925	101,330	44,018	17,780	14,483	25,050	91,830	39,081	52,748	
CONCAR	224,209	121,407	50,980	-2,302	32,028	11,766	9,488	153,782	72,370	41,796	39,615
CAM	321,358	199,380	278,696	255,961	49,177	29,360	-55,802	400,674	152,024	123,030	125,620
TECHNICAL SERVICES	**618,991**	**403,712**	**431,007**	**297,676**	**98,986**	**55,609**	**-21,264**	**646,285**	**263,476**	**217,575**	**165,235**
ELIMINATIONS	-133,182	-63,818	-39,793	572	-13,794	-7,269	-19,303	-109,158	-45,810	-31,659	-31,689
TOTAL	**3,934,958**	**2,215,391**	**2,045,881**	**561,344**	**403,206**	**296,563**	**784,768**	**3,765,447**	**1,842,087**	**1,150,020**	**773,340**

Appendix: Recurrent Businesses Report to December 2014

Figures in Thousands of S/.

Company	Initial	Executed	New Requests					Total	Annual		
			TOTAL	IQ - 2014	IIQ - 2014	IIIQ - 2013	IVQ - 2014		2015	2016	2017+
GMP	289,583	117,209	324,281	34,072	76,212	38,558	175,439	496,655	144,446	162,805	189,405
NORVIAL	113,701	59,609	56,635	7,206	15,582	5,625	28,223	110,727	34,503	37,369	38,855
ELIMINATIONS	-9,406	-47,878	-65,851	-5,302	-7,137	-21,642	-31,769	-27,379	-8,212	-9,583	-9,583
TOTAL	**403,284**	**176,818**	**380,917**	**41,278**	**91,794**	**44,183**	**203,661**	**607,383**	**178,950**	**200,173**	**228,259**

Appendix: Corporate Structure Consolidated Results Report –2014 Figures in Thousands of S/. (1) 38.97% of the share capital in Viva Gym is held by our subsidary Gym.

i) EBITDA As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization. As mentioned on the Consolidated Results Report for the third quarter of 2013, we will report EBITDA calculated as follows: Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added; Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added. ii) Backlog As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company’s Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported. Infrastructure: the Oil & Gas business and the Norvial highway are not included as backlog. Real Estate: only the sold units which are pending of delivery are reported as backlog. Appendix: Notes to the Consolidated Results

Consolidated Results Report –2014 Contacts: Mónica Miloslavich Hart Chief Financial Officer (511) 213 6565 mmiloslavich@gym.com.pe Dennis Gray Febres Corporate Finance and Investor Relations Officer (511) 213 6583 dgray@gym.com.pe Samantha Ratcliffe Leiva Financial Analyst– Investor Relations (511) 2136573 samantha.ratcliffe@gym.com.pe www.granaymontero.com.pe Consolidated Results Report –2014

/s/ Dennis Gray Febres
__________________________
Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: January 30, 2015